                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Mark One)

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]    SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 1996

                                       OR


       TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE
[_]    SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

     Full title of plan:  WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             WHIRLPOOL CORPORATION
                             Administration Center
                                2000 North M-63
                         Benton Harbor, MI 49022-2692



Total Number of pages herein is _____ pages

The Exhibit Index appears on page _____ .

Reference is hereby made to the Financial Statements attached hereto which begin on p. F-1.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                      WHIRLPOOL 401(k) PLAN



Date: June 26, 1997
                                      By: /s/ E. R. Dunn
                                      ------------------------------
                                      Name: E. R. Dunn
                                      Title: Trustee and Chairman of the
                                      Individual Trustees

                           ANNUAL REPORT ON FORM 11-K
                           --------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                       PLAN YEAR ENDED DECEMBER 31, 1996

                             WHIRLPOOL 401(k) PLAN

                             WHIRLPOOL CORPORATION

                            BENTON HARBOR, MICHIGAN

                                   FORM 11-K

                              FINANCIAL STATEMENTS

                             WHIRLPOOL 401(k) PLAN
                             WHIRLPOOL CORPORATION


The following financial statements of the Whirlpool 401(k) Plan are submitted herewith:

                                                                          Page
                                                                          ----

     Report of Independent Auditors                                       F-3

     Statements of Assets Available for
          Benefits -- December 31, 1996 and 1995                          F-4

     Statements of Changes in Assets Available
          for Benefits -- Two-Years Ended
          December 31, 1996                                               F-5

     Notes to Financial Statements                                        F-6

     Line 27a - Schedule of Assets Held for
          Investment Purposes                                             F-19

     Line 27d - Schedule of Reportable
          Transactions                                                    F-20


Schedules Nos. I, II and III, for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission, have been omitted since the information required is shown in the related financial statements and notes thereto.

                         Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

June 18, 1997

                             Whirlpool 401(k) Plan

                  Statements of Assets Available for Benefits

                                                 December 31
                                              1996          1995
                                          --------------------------

Contributions receivable                  $ 13,747,271  $  7,783,258

Interest and dividends receivable              160,165       555,279

Investments:
 At fair value:
  Mutual funds                             281,588,580             -
  Common trust funds                        41,793,526   263,768,324
  Common stock of Whirlpool Corporation     55,930,639    66,191,880
 At contract value:
  Guaranteed investment contracts           68,938,488    60,251,783
  Group annuity contract                             -    19,887,187
 At cost:
  Participant loans                         19,838,946    15,312,081
                                          --------------------------
                                           468,090,179   425,411,255
                                          --------------------------
Assets available for benefits             $481,997,615  $433,749,792
                                          ==========================

See accompanying notes.

                             Whirlpool 401(k) Plan

             Statements of Changes in Assets Available for Benefits

                                            Year ended December 31
                                              1996           1995
                                          ---------------------------
Additions
Dividends on Whirlpool Corporation
 common stock                             $  1,698,883   $  1,888,189
Other dividends                             18,191,366     11,889,525
Interest                                     6,348,961      5,811,499
                                          ---------------------------
                                            26,239,210     19,589,213

Net realized and unrealized
 appreciation (depreciation) in fair
 value of investments:
  Whirlpool Corporation common stock        (7,832,687)     4,811,509
  Investments other than Whirlpool
   Corporation common stock                 12,029,779     45,126,965
                                          ---------------------------
                                             4,197,092     49,938,474

Employer contributions                       7,358,765      3,410,838
Employee contributions                      53,907,401     39,094,140
                                          ---------------------------
                                            61,266,166     42,504,978
                                          ---------------------------
Total additions                             91,702,468    112,032,665

Deductions
Participant withdrawals                     43,351,317     37,464,492
Administrative expenses                        103,328        148,636
                                          ---------------------------
Total deductions                            43,454,645     37,613,128
                                          ---------------------------
Net increase                                48,247,823     74,419,537
Assets available for benefits at
 beginning of year                         433,749,792    359,330,255
                                          ---------------------------
Assets available for benefits at end of
 year                                     $481,997,615   $433,749,792
                                          ===========================

See accompanying notes.

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements


1. Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer or Whirlpool.) The following description of the Plan provides only general information. Participants should refer to the Whirlpool Savings Plan Summary Plan Description for a more complete description of the Plan's provisions.

Effective January 1, 1996, every full-time and every part-time employee of Whirlpool shall be eligible to participate upon employment. Prior to January 1, 1996, employees were eligible to participate upon completion of 1,000 hours of service during one year of employment.

Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll reduction, each payroll period, in any whole percentage of eligible earnings up to 15%, but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code. Such elections are made and can be adjusted by giving notice to the custodian via the voice response system on a daily basis, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing that a portion of any annual bonus due to the participant of one or more designated bonus plans be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll reduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the reduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

For each year, the Employer establishes performance goals that consist of five levels of performance for the Employer. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee (other than exempt employees, and employees who terminated employment during the year for a reason other than retirement, disability, or death) that do not exceed 5% of the employee's eligible earnings, as follows:
(i) no matching contribution if Employer performance compared to goals is below level 1 performance; (ii) a $.25 per dollar match for level 1 performance; (iii) a $.40 per dollar match for level 2 performance; (iv) a $.50 per dollar match for level 3 performance; (v) a $.60 per dollar match for level 4 performance; and (vi) a $.75 per dollar match for level 5 performance. Employer matching contributions and tax-deferred contributions are 100% vested at all times. Exempt employees are not

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

eligible for Employer matching contributions. Furthermore, participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant's retirement, death, disability or a reduction in force.

The value of each participant's aggregate deposits can be invested in accordance with that participant's election in one or more of the following investment funds in any whole percentage:

     Whirlpool Stock Fund

     Consists exclusively of stock in Whirlpool Corporation for those who want to share in the potential growth of Whirlpool Corporation. Since this investment is in shares of an individual stock, the potential return will depend on Whirlpool's performance.

     Putnam New Opportunities Fund

     Aggressively seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that offer above-average potential for growth.

     EuroPacific Growth Fund

     Aggressively seeks higher long-term returns by investing primarily in common and preferred stock of companies located outside the United States, as well as in fixed-income securities and other short-term securities.

     Heartland Value Fund

     Aggressively seeks higher long-term returns by investing primarily in common and preferred stocks of companies located in the Unites States with small-market capitalizations, as well as in fixed-income securities and other short-term securities.

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

     Putnam Voyager Fund

     Seeks aggressive capital appreciation by investing primarily in a combination of stocks of smaller companies expected to grow over time, as well as stocks of larger, more established corporations.

     Putnam Income Fund

     Seeks current income consistent with prudent risk by investing primarily in corporate bonds from creditworthy companies.

     Stable Value Fund

     Seeks a stable rate of return while preserving principal by investing in a diversified portfolio of investment contracts and other fixed-income securities. This fund includes investments selected prospectively by Putnam Investments for Whirlpool participants, as well as investments previously negotiated by Whirlpool Corporation.

     The Asset Allocation Portfolios described below are a mix of stocks, bonds, and money market instruments adjusted by Putnam's investment team to take advantage of market conditions. The three funds differ for the most part in the percentages of stocks they contain compared to bonds and money market instruments. Participants select the portfolio that is most consistent with their lifestyle and financial needs. Each of the portfolios are managed for long-term results and changes are made to each portfolio depending on its goals.

     Putnam Asset Allocation: Growth Portfolio

     For more aggressive investors who will accept more risk in exchange for higher growth potential. Diversification is among different types of stocks, with some investment in bond and money market instruments.

     Putnam Asset Allocation: Balanced Portfolio

     For investors who want an investment with moderate risk and potential for moderate growth. Risk is reduced because of the balance between the relative stability of bonds and the fluctuation of stocks.

                             Whirlpool 401(k) Plan

1. Description of Plan (continued)

     Putnam Asset Allocation: Conservative Portfolio

     For investors who are willing to assume reduced potential for growth in exchange for less risk. Risk is reduced through substantial investments in investment-grade bonds, while a portion remains in stocks to help investments stay ahead of inflation.

Prior to June 30, 1996, participants could direct their aggregate deposits in the following funds in addition to the Whirlpool Stock Fund, the EuroPacific Growth Fund, and the Heartland Value Fund:

     Index Fund

     The objective of the Index Fund is to closely match the performance of the Standard and Poor's 500 Index. This fund is 100% invested in the Woodward Equity Index Fund. Because the fund is a broadly diversified fund, it may invest in securities of Whirlpool or its subsidiaries.

     Equity Growth Fund

     The objective of the Equity Growth Fund is to achieve long-term capital appreciation from common stocks. This fund is 100% invested in the IDS New Dimensions Fund, Inc. Because the fund is a broadly diversified fund, it may from time to time invest in securities of Whirlpool or its subsidiaries.

     Income Fund

     The objective of the Income Fund is to earn a consistent return with stability of principal. The fund is invested in guaranteed investment contracts and a common trust fund. The underlying securities of the common trust fund include U.S. government bonds, Treasury notes, and corporate bonds.

     Balanced Fund

     The objective of the Balanced Fund is to allow the investor to benefit from periods of strength in both the stock and bond markets while helping to reduce the risk of investing in a single market. It allows the participant to

                             Whirlpool 401(k) Plan

     1. Description of Plan (continued)

     utilize the expertise of a professional to make the critical asset mix decision.

     This fund is 100% invested in IDS Investment Series, Inc. Because the fund is a broadly diversified fund, it may, from time to time, invest in securities of Whirlpool or its subsidiaries.

     Money Market Fund

     The objective of the Money Market Fund is to earn a good return for investments concurrent with preservation of capital and liquidity. The Money Market Fund is invested in obligations issued or guaranteed by the U.S. government or its agencies, high quality certificates of deposit, time deposits, bankers' acceptances, variable rate master notes, commercial paper, and repurchase agreements.

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the Plan).

Plan investments are made in the manner specified in the Trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

The Plan makes loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's account balance, with a minimum loan amount of $500. Each such loan is allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

                             Whirlpool 401(k) Plan

2. Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the Trust. For the period January 1, 1996 to June 30, 1996, NBD Bank was the custodian of the Trust's assets. Effective July 1, 1996, custodianship was transferred to Putnam Investment Company. The custodian invests all assets of the Trust except as follows:
(i) The Individual Trustees direct the investment of the Whirlpool Stock Fund;
(ii) the Individual Trustees also direct the extent to which the assets credited to the Income Fund are invested in guaranteed principal and interest contracts with insurance companies and used to purchase wrap contracts issued by banks and insurance companies and options, futures and other types of investments; and
(iii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

Contributions, loan distributions and repayments, and participant withdrawals are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets at the end of each month.

Valuation of Investments

The Plan's investments represent the Plan's share of the Trust's investments. The Plan's group annuity contracts and guaranteed investment contract are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation units owned by the Plan in the common trust funds and mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

In general, plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

                             Whirlpool 401(k) Plan

2.  Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

A summary of the investments held at December 31 is as follows:


                                                December 31
                                             1996          1995
                                        ----------------------------
Investments, at fair value:
 Mutual funds                             $281,588,580  $         --
 Common trust funds                         41,793,526   263,768,324
 Common stock of Whirlpool:
  (1,199,586 shares at December 31,
   1996; 1,243,040 shares at
   December 31, 1995)                       55,930,639    66,191,880


Investments, at contract value:
 Group annuity contract                                   19,887,187
 Guaranteed investment contracts            68,938,488    60,251,783
Investment, at cost:
 Participant loans                          19,838,946    15,312,081
                                        ----------------------------
Total investments                         $468,090,179  $425,411,255
                                        ============================

The group annuity contract with Lincoln National Life Insurance Company had an average yield of 9.0% and 9.32% in 1996 and 1995, respectively. The credited interest rate was 8.81% and 9.25% in 1996 and 1995, respectively. The contract matured in 1996.

                             Whirlpool 401(k) Plan

3.  Investments (continued)

The guaranteed investment contract with Security of Life Denver Insurance Company had an average yield of 5.90% and 6.97% in 1996 and 1995, respectively. The credited interest rate, which is adjusted annually on April 1, was 5.06% and 6.86% in 1996 and 1995, respectively. The fair value of the wrapper contract is $(1,980,921), and the fair value of the underlying investments with Lotsoff Capital Management is $61,933,927 at December 31, 1996.

The John Hancock Mutual Life Insurance Company insurance contract had an average yield of 5.8% in 1996. The credited interest rate was 6.04% in 1996. The credited interest rate is fixed for the life of the contract. The fair value of the contract is $5,009,216 at December 31, 1996.

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:


                                                                               December 31
                                                                            1996          1995
                                                                       ----------------------------
Heartland Value Fund                                                     $ 28,148,402  $ 12,882,721
Putnam Asset Allocation:  Balanced Portfolio                               38,313,040            --
Putnam Voyager Fund                                                       166,479,169            --
Whirlpool Common Stock                                                     55,930,639    66,191,880
Security Life of Denver guaranteed investment contract                     63,914,848    60,251,783
Boston Safe Deposit & Trust Company Short
  Term Investment Fund                                                     41,793,526            --
Woodward Equity Index Fund                                                         --    57,060,824
PIMCO Funds, low duration portfolio                                                --    25,903,956
IDS New Dimensions Fund, Inc.                                                      --   102,259,508
IDS Investment Series Inc., common                                                 --    31,126,659
NBD Master Trust Money Market Fund                                                 --    29,017,615

                             Whirlpool 401(k) Plan

4.  Detail of the Allocation of Plan Assets

Detail of the allocation of Plan assets as of December 31, 1996, follows:


                                                  Putnam
                                   Whirlpool        New       EuroPacific   Heartland        Putnam         Putnam
                                     Stock     Opportunities    Growth        Value         Voyager         Income
                                     Fund          Fund          Fund          Fund           Fund           Fund
                                  -----------------------------------------------------------------------------------
Contributions receivable          $         -  $          -   $         -  $          -   $          -    $         -
Interest and dividends
  receivable                                -             -             -             -              -              -
Investments:                                -             -             -             -              -              -
 Mutual Funds                               -    21,133,369    13,688,148    28,148,188    166,479,169      4,758,430
 Common trust fund                          -             -             -             -              -              -
 Common stock of Whirlpool
   Corporation                     55,930,639             -             -             -              -              -
 Guaranteed investment contracts            -             -             -             -              -              -
 Participant loans                          -             -             -             -              -              -
                                  -----------------------------------------------------------------------------------
Total investments                  55,930,639    21,133,369    13,688,148    28,148,188    166,479,169      4,758,430
                                  -----------------------------------------------------------------------------------
Assets available for benefits     $55,930,639  $ 21,133,369   $13,688,148  $ 28,148,188   $166,479,169    $ 4,758,430
                                  ===================================================================================

                                                  Putnam         Putnam       Putnam
                                                  Asset          Asset        Asset
                                     Stable    Allocation:    Allocation:  Allocation:    Contributions
                                     Value        Growth      Conservative   Balanced        Pending      Participant
                                      Fund      Portfolio      Portfolio    Portfolio      Allocation        Loans         Total
                                  --------------------------------------------------------------------------------------------------
Contributions receivable          $          - $          -   $         -  $          -   $ 13,747,271    $         -   $ 13,747,271
Interest and dividends receivable      160,165            -             -             -              -              -        160,165
Investments:                                 -            -             -             -              -              -              -
 Mutual Funds                                -    5,029,055    38,313,040     4,039,181              -              -    281,588,580
 Common trust fund                  41,793,526            -             -             -              -              -     41,793,526
 Common stock of Whirlpool
   Corporation                               -            -             -             -              -              -     55,930,639
 Guaranteed investment contracts    68,938,488            -             -             -              -              -     68,938,488
 Participant loans                           -            -             -             -              -     19,838,946     19,838,946
                                  --------------------------------------------------------------------------------------------------
Total investments                  110,732,014    5,029,055    38,313,040      4,039,181             -     19,838,946    468,090,179
                                  --------------------------------------------------------------------------------------------------
Assets available for benefits     $110,892,179 $  5,029,055   $38,313,040  $   4,039,181  $ 13,747,271    $19,838,946   $481,997,615
                                  ==================================================================================================

Detail of the allocation of Plan assets as of December 31, 1995, follows:

                                                  Equity       Whirlpool                                  EuroPacific
                                     Index        Growth         Stock        Income        Balanced        Growth
                                     Fund          Fund          Fund          Fund           Fund           Fund
                                  -----------------------------------------------------------------------------------
Contributions receivable          $         -  $          -   $         -  $          -   $          -    $         -
Interest and dividends
  receivable                                -             -       423,607       130,441              -              -
Investments:
 Common trust funds                57,091,495   102,259,508       212,766    52,538,242     31,126,659      5,517,039
 Common stock of Whirlpool                  -             -    66,191,880             -              -              -
 Group annuity contract                     -             -             -    19,887,187              -              -
 Guaranteed investment contract             -             -             -    60,251,783              -              -
 Participant loans                          -             -             -             -              -              -
                                  -----------------------------------------------------------------------------------
Total investments                  57,091,495   102,259,508    66,404,646   132,677,212     31,126,659      5,517,039
                                  -----------------------------------------------------------------------------------
Assets available for benefits     $57,091,495  $102,259,508   $66,828,253  $132,807,653   $ 31,126,659    $ 5,517,039
                                  ===================================================================================

                                   Heartland      Money                    Contributions
                                     Value        Market      Participant     Pending
                                      Fund         Fund          Loans      Allocation       Total
                                  --------------------------------------------------------------------
Contributions receivable          $          - $          -   $         -  $   7,783,258  $  7,783,258
Interest and dividends
  receivable                                 -          942             -            289       555,279
Investments:
 Common trust funds                 12,882,721    2,093,059             -         46,835   263,768,324
 Common stock of Whirlpool                   -            -             -              -    66,191,880
 Group annuity contract                      -            -             -              -    19,887,187
 Guaranteed investment contract              -            -             -              -    60,251,783
 Participant loans                           -            -    15,312,081              -    15,312,081
                                  --------------------------------------------------------------------
Total investments                   12,882,721    2,093,059    15,312,081         46,835   425,411,255
                                  --------------------------------------------------------------------
Assets available for benefits     $ 12,882,721 $  2,094,001   $15,312,081  $   7,830,382  $433,749,792
                                  ====================================================================

                             Whirlpool 401(k) Plan

5.  Detail of Statement of Changes in Assets Available for Plan Benefits

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1996.

                                                                       Equity
                                                       Index           Growth             Income
                                                       Fund             Fund               Fund
                                                  --------------------------------------------------
Assets available for benefits at
 beginning of year                                $ 57,091,495      $ 102,259,508      $ 132,807,653

Dividends on Whirlpool common stock                         --                 --                 --
Other dividends                                        715,000              1,071            881,616
Interest                                                29,067             10,222          1,491,387
                                                  --------------------------------------------------
                                                       744,067             11,293          2,373,003

Net realized and unrealized
 appreciation in fair value of
 investments:
  Whirlpool common stock                                    --                 --                 --
  Investments other than Whirlpool
   common stock                                      5,155,581         12,893,183          1,313,227
                                                  --------------------------------------------------
                                                     5,155,581         12,893,183          1,313,227

Employer contributions                                      --                 --                 --
Employee contributions                               3,322,673          5,431,966          4,483,933
                                                  --------------------------------------------------
                                                     3,322,673          5,431,966          4,483,933

Participant withdrawals                             (2,202,830)        (2,973,781)       (13,611,141)
Loans issued                                        (1,185,230)        (1,969,447)        (1,594,223)
Loan repayments                                        747,237          1,258,775          1,197,481
Administrative expenses                                (33,760)           (14,745)           (14,770)
Interfund transfers                                    415,986          2,450,322         (6,156,702)
Transfers to (from) custodians                     (64,055,219)      (119,347,074)      (120,798,461)
                                                  --------------------------------------------------
Assets available for benefits at end of
 year                                             $        --       $          --      $          --
                                                  ==================================================


                                                   Putnam
                   Money         Whirlpool           New           EuroPacific      Heartland        Putnam
  Balanced        Market           Stock        Opportunities        Growth           Value         Voyager
    Fund           Fund            Fund             Fund              Fund            Fund            Fund
--------------------------------------------------------------------------------------------------------------
$ 31,126,659    $ 2,094,001     $66,828,253       $         -      $ 5,517,039     $12,882,721    $          -


           -              -       1,698,883                 -                -               -               -
     647,237         57,233               -           165,755          407,048       1,774,806      10,485,282
       1,666             24           4,119                 -               91             208               -
--------------------------------------------------------------------------------------------------------------
     648,903         57,257       1,703,002           165,755          407,139       1,775,014      10,485,282


           -              -      (7,832,687)                -                -               -               -

     624,860              -               -          (520,234)       1,224,825       2,067,252     (10,856,941)
--------------------------------------------------------------------------------------------------------------
     624,860              -      (7,832,687)         (520,234)       1,224,825       2,067,252     (10,856,941)



                          -               -                 -                -               -               -
   2,050,565        525,200       6,667,167         2,084,331        1,632,630       3,906,800       8,461,046
--------------------------------------------------------------------------------------------------------------
   2,050,565        525,200       6,667,167         2,084,331        1,632,630       3,906,800       8,461,046


  (1,443,877)      (757,942)     (3,593,706)         (379,201)        (603,692)     (1,022,913)     (4,259,199)
    (552,960)       (43,126)     (3,265,875)         (234,550)        (257,253)       (563,599)     (2,403,798)
     414,138         20,781       1,821,173           235,561          219,985         525,431       2,273,710
      (4,888)          (384)        (21,384)            1,111             (419)         (2,162)         (7,755)
    (262,096)       928,326      (6,375,304)       19,780,596        5,547,894       8,579,644     (20,706,471)
 (32,601,304)    (2,824,113)              -                 -                -               -     183,493,295
--------------------------------------------------------------------------------------------------------------
$          -    $         -     $55,930,639       $21,133,369      $13,688,148     $28,148,188    $166,479,169
==============================================================================================================

                                 Putnam           Putnam         Putnam
                                  Asset           Asset           Asset
    Putnam        Stable       Allocation:     Allocation:     Allocation:  Contributions
    Income         Value         Growth        Conservative     Balanced       Pending    Participant
     Fund          Fund         Portfolio       Portfolio       Portfolio    Allocation      Loans          Total
---------------------------------------------------------------------------------------------------------------------
 $        -   $          -      $        -     $         -     $        -   $ 7,830,382   $ 15,312,081   $433,749,792

          -              -               -               -              -             -              -      1,698,883
     94,231              -         229,863       2,536,951        195,273             -              -     18,191,366
          -      3,240,495               -               -              -             -      1,571,682      6,348,961
---------------------------------------------------------------------------------------------------------------------
     94,231      3,240,495         229,863       2,536,951        195,273             -      1,571,682     26,239,210


          -              -               -               -              -             -              -     (7,832,687)

     29,479              -         (28,564)        198,282        (71,171)            -              -     12,029,779
---------------------------------------------------------------------------------------------------------------------
     29,479              -         (28,564)        198,282        (71,171)            -              -      4,197,092

          -              -               -               -              -     7,358,765              -      7,358,765
  1,205,988      4,990,194         603,076       2,606,658        349,146     5,586,028              -     53,907,401
---------------------------------------------------------------------------------------------------------------------
  1,205,988      4,900,194         603,076       2,606,658        349,146    12,944,793              -     61,266,166

   (166,106)   (10,003,439)       (148,217)     (1,624,765)       (59,485)            -       (501,023)   (43,351,317)
    (24,651)    (1,142,132)        (24,965)       (478,217)       (16,612)            -     13,756,638              -
     14,872      1,084,389          32,867         431,041         14,816             -    (10,292,257)             -
        (65)         4,702            (126)           (486)           (22)            -         (8,175)      (103,328)
  3,604,682    (10,813,602)      4,365,121       2,042,272      3,627,236    (7,027,904)             -              -
          -    123,531,572               -      32,601,304              -             -              -              -
---------------------------------------------------------------------------------------------------------------------
 $4,758,430   $110,892,179      $5,029,055     $38,313,040     $4,039,181   $13,747,271   $ 19,838,946   $481,997,615
=====================================================================================================================

                             Whirlpool 401(k) Plan

5. Detail of Statement of Changes in Assets Available for Plan Benefits (continued)

Detail of statement of changes in assets available for plan benefits for the year ended December 31, 1995, follows:


                                                                    Equity        Whirlpool
                                                     Index          Growth          Stock         Income        Balanced
                                                      Fund           Fund           Fund           Fund           Fund
                                                  -----------------------------------------------------------------------

Assets available for benefits at
 beginning of year (as restated)                  $40,484,303    $ 74,022,808    $70,812,067   $121,725,940   $27,137,000

Dividends on Whirlpool common stock                         -               -      1,888,189              -             -
Other dividends                                     1,258,326       7,775,877              -      1,360,146     1,250,600
Interest                                              183,625         321,423        270,752      4,890,366       100,163
                                                  -----------------------------------------------------------------------
                                                    1,441,951       8,097,300      2,158,941      6,250,512     1,350,763

Net realized and unrealized appreciation
 in fair value of investments:
  Whirlpool common stock                                   -               -       4,811,509             -              -
  Investments other than Whirlpool
     common stock                                  13,938,029      22,422,860              -      1,907,942     5,078,717
                                                  -----------------------------------------------------------------------
                                                   13,938,029      22,422,860      4,811,509      1,907,942     5,078,717

Employer contributions                                      -               -              -              -             -
Employee contributions                              5,187,303       8,844,682      6,965,286      8,133,995     3,484,754
                                                  -----------------------------------------------------------------------
                                                    5,187,303       8,844,682      6,965,286      8,133,995     3,484,754

Participant withdrawals                            (2,220,324)     (3,708,127)    (3,910,029)   (23,812,045)   (2,425,763)
Loans issued                                       (1,518,255)     (2,727,039)    (3,481,654)    (2,562,529)     (788,307)
Loan repayments                                       972,459       1,712,162      1,425,718      1,624,588       600,076
Administrative expenses                               (43,374)        (21,728)       (39,716)       (27,878)       (7,369)
Interfund transfers                                (1,150,597)     (6,383,410)   (11,913,869)    19,567,128    (3,303,212)
                                                  -----------------------------------------------------------------------
Assets available for benefits at
 end of year                                      $57,091,495    $102,259,508    $66,828,253   $132,807,653   $31,126,659
                                                  =======================================================================

                                                  EuroPacific    Heartland          Money
                                                     Growth        Value            Market       Participant
                                                      Fund          Fund             Fund           Loans
                                                  -----------------------------------------------------------

Assets available for benefits at
 beginning of year (as restated)                  $        -   $         -     $        -         $11,290,487

Dividends on Whirlpool common stock                        -             -              -                   -
Other dividends                                      102,092        56,596         85,888                   -
Interest                                              15,784        25,742          3,644                   -
                                                  -----------------------------------------------------------
                                                     117,876        82,338         89,532                   -

Net realized and unrealized appreciation
 in fair value of investments:
  Whirlpool common stock                                   -             -              -                   -
   Investments other than Whirlpool
     common stock                                    409,392                                                -
                                                                 1,370,025              -                   -
                                                  -----------------------------------------------------------
                                                     409,392     1,370,025              -                   -

Employer contributions                                     -             -              -                   -
Employee contributions                               738,371     1,139,333        227,996                   -
                                                  -----------------------------------------------------------
                                                     738,371     1,139,333        227,996                   -

Participant withdrawals                              (49,928)      (67,898)      (511,395)           (758,983)
Loans issued                                         (79,649)     (173,662)       (46,742)         11,377,837
Loan repayments                                       92,753       142,340         27,164          (6,597,260)
Administrative expenses                                 (758)       (1,868)          (499)                  -
Interfund transfers                                4,288,982    10,392,113      2,307,945                   -
                                                  -----------------------------------------------------------
Assets available for benefits at
 end of year                                      $5,517,039   $12,882,721     $2,094,001         $15,312,081
                                                  ===========================================================








                                                  Contributions
                                                     Pending
                                                    Allocation                   Total
                                                  ---------------------------------------
Assets available for benefits at
  beginning of year (as restated)                 $13,857,650                $359,330,255

Dividends on Whirlpool common stock                        -                    1,888,189
Other dividends                                            -                   11,889,525
Interest                                                   -                    5,811,499
                                                  ---------------------------------------
                                                           -                   19,589,213


Net realized and unrealized appreciation
 in fair value of investments:
  Whirlpool common stock                                    -                   4,811,509
   Investments other than Whirlpool
     common stock                                           -                  45,126,965
                                                  ---------------------------------------
                                                            -                  49,938,474

 Employer contributions                              3,410,838                  3,410,838
 Employee contributions                              4,372,420                 39,094,140
                                                  ---------------------------------------
                                                     7,783,258                 42,504,978
Participant withdrawals                                      -                (37,464,492)
Loans issued                                                 -                          -
Loan repayments                                              -                          -
Administrative expenses                                 (5,446)                  (148,636)
Interfund transfers                                (13,805,080)                         -
                                                  ---------------------------------------
Assets available for benefits at
 end of year                                      $  7,830,382               $433,749,792
                                                  =======================================


                             Whirlpool 401(k) Plan

6.  Income Tax Status

The Internal Revenue Service ruled on March 27, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and that the related trust is tax-exempt under section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. In addition, in order to maintain its qualified status, the Plan must be operated in accordance with the terms of the Plan document and the requirements of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                            Supplemental Schedules

                             Whirlpool 401(k) Plan

          Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996

                                                                Number of                     Contract/
                                                                  Shares                       Current
       Description of Investment                                 or Units          Cost         Value
------------------------------------------------------------------------------------------------------------

Mutual funds:
 EuroPacific Growth Fund*                                       525,659 units  $ 12,595,099  $ 13,688,148
 Heartland Value Fund*                                          889,358 units    26,268,689    28,148,188
 Putnam* Asset Allocation: Growth Portfolio                     446,234 units     5,072,034     5,029,055
 Putnam* Asset Allocation: Balanced Portfolio                   421,187 units     4,122,853     4,039,181
 Putnam* Asset Allocation: Conservative Portfolio             3,652,239 units    38,273,804    38,313,040
 Putnam* Income Fund                                            678,806 units     4,751,563     4,758,430
 Putnam* New Opportunities Fund                                 516,708 units    21,661,976    21,133,369
 Putnam* Voyager Fund                                        10,232,278 units   176,867,386   166,479,169
                                                                               --------------------------
                                                                                289,613,404   281,588,580
 Boston Safe Deposit & Trust Company Short-Term
  Investment Fund                                            41,793,526 units    41,793,526    41,793,526


Whirlpool Corporation* common stock                           1,199,586 shares   57,394,516    55,930,639

Insurance contracts:
 Security Life of Denver Insurance Company* guranteed
  investment contract, #SC0119, 5.06%                                            63,914,329    63,914,329
 John Hancock Mutual Life Insurance Company*
  guaranteed insurance contract, #8722GAC, 6.04%                                  5,024,159     5,024,159
                                                                               --------------------------
                                                                                 68,938,488    68,938,488
 Participant Loans                                                                             19,838,946
                                                                               --------------------------
Total investments                                                              $457,739,934  $468,090,179
                                                                               ==========================

*Party in interest.

                             Whirlpool 401(k) Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                                          Current
                                                                                                           Value
                                                                                                        of Asset on
   Identity of                                                  Purchase      Selling       Cost of     Transaction     Net Gain
  Party Involved                Description of Assets            Price         Price         Asset          Date         (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------
NBD Bank*               Woodward Equity Index                $ 76,054,381  $         --  $         --  $ 76,054,381  $        --
                          Fund                                         --   138,271,083   119,566,450   138,271,083   18,704,633
                        PIMCO Funds, low                          881,615            --            --       881,615           --
                          duration portfolio                                 26,239,647    26,791,765    26,239,647     (552,118)
                        NBD Master Trust Money                119,934,758            --            --   111,934,758           --
                          Market Fund                                       140,952,373   140,952,373   140,952,373           --
                        IDS New Dimensions                     11,080,213            --            --    11,080,213           --
                          Fund Inc.                                         126,232,904    95,415,975            --   30,816,929
                        IDS Investments Series                  4,474,923            --            --     4,474,923           --
                         Inc. Common                                         36,226,441    33,906,650            --    2,319,791
Putnam Investment       New Opportunities Fund                 25,507,548            --            --    25,507,548           --
Company*                                                               --     3,853,945     3,845,572            --        8,373
                        Voyager Fund                          210,976,138            --            --   210,976,138           --
                                                                             33,640,819    34,108,752            --     (467,933)
American Funds*         Heartland Value Fund                   20,723,478            --            --    20,723,478           --
                                                                       --     7,289,561     6,674,271     7,289,561      615,290
Whirlpool Corporation*  Common stock                           22,083,441            --            --    22,083,441           --
                                                                       --    23,226,947    20,900,646    23,226,947    2,326,301
*Party in interest.

Note: There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1996.

Expenses related to the purchase and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

                                 Exhibit Index
                                 --------------

                                                                    Sequential
Exhibit No.                         Document                        Page Number*
-----------                         --------                        ------------
    23        Consent of Ernst & Young



_____________________________________
*This information appears only in the manually signed original of the Form 11-K